

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 20, 2024**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.   Please revise the initial public offering to include the volume of securities you intend to register.

Use of Proceeds, page 63

2.   Please revise the Use of Proceeds here and in the Summary to reflect any plans to repay debt from the proceeds of the offering, such as the April 2024 CLA Amount disclosed on page 4. Please also revise to provide more specific information regarding the amount of proceeds to be used for each potential product identified in the first bullet point, and identify the additional funds that will be needed to develop these products to commercialization, if you are able to obtain the required regulatory approvals.

Business, page 75

3.   Please clarify the reasons for delays in your trials.

Intellectual Property, page 103

4.   Please remove any patents that have expired or no longer material to the Company. Please explain the status designation, "National Phase Entered." Please also include patent numbers, when available.

Exhibits

5.   Please file the Company's February 2023 and April 2024 convertible loan agreements as exhibits to the registration statement.

General

6.   We note your references here and elsewhere throughout your disclosure to third party reports and studies and revised market statistics. When referring to a statistic that is not common knowledge, study, or research article, please provide a full citation to the source of the information, provide the date of the information, and, at first instance, provide a summary of the material findings. Specifically, within your discussion within the Market Opportunities section, beginning on page 86, please provide support for and cite your statements regarding market health and potential growth. In this regard, footnotes may be helpful.

        Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: David Huberman, Esq.